SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               For 27 August 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






Bank of Ireland Group announces that on 26 August 2003, it purchased 400,000 units of Ordinary Stock at a price of Euro 10.7544 per unit of Ordinary Stock to be held as Treasury Stock.


For further information please contact:

Fiona Ross            Group Investor Relations              +353 1 604 3501
Anne Mathews          Group Corporate Communications        +353 1 604 3836


Announcement date: 27 August 2003




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 27 August 2003